Yucheng Technologies Limited
F9 Tower D, Beijing Global Trade Center,
36 North Third Ring Road East, Dongcheng District
Beijing, PRC  100013

November 16, 2011

VIA EDGAR
United States Securities and
Exchange Commission
Washington, D.C. 20549
Attention: Ms. Kathleen Collins

Re:	Yucheng Technologies Limited
Form 20-F for the Fiscal Years ended December 31, 2010 and 2009
Filed July 1, 2011 and June 30, 2010, respectively
File No. 001-33134

Dear Ms. Collins:

The company, Yucheng Technologies Limited, will be delayed in responding to the letter of the Staff of the SEC dated October 17, 2011. The company plans to respond on or before November 21, 2011.  The reasons for the delay are as follows: (i) the company had to devote considerable management time to the preparation of the quarterly financial statements and for the quarterly investor conference call held November 10, 2011, which was simultaneous with the period during which the response letter information had to be gathered, (ii) extra management time was taken during late October and early November to effect the change of directors due to the resignation of Mr. Li Liao and the appointment and integration of the following persons as new directors, Mr. Yingjun Li, Mr. Zhengong Chang, and Ms. Ning Jia, so as to maintain proper corporate governance and continue to meet NASDAQ requirements, (iii) time has been needed to gather the highly detailed curriculum vitae information requested about various employees and the other requested financial information, and (iv) time is needed by our independent auditors to review the form of response so as to assure a quality and accurate response.

Thank you very much.

Sincerely /S/ Steve Dai Steve Dai, Chief Financial Officer